09046268

Ferreyros

RECEIVED

2009 MAY 28 A 2:2

82-4567

Exemption pursuant to Rule 12g3-2(b)

Submission of: Other information

ORGANIZACION Ferreyros

Lima, May 18th, 2009

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of March,31st, 2009 and our Management Report.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristóbal de Peralta Norte 820 Lima 33 Perú

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 31 de marzo del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Victor Astete Palma
Gerente División de Contraloría

Lima, 15 de mayo de 2009

Ferreyros

Reporta

Informe de gerencia

Ferreyros S.A.A. y subsidiarias

Primer trimestre Año 2009



Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La actividad principal de Ferreyros es la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller. Cuenta con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial de personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecua la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Atlas Copco, Massey Ferguson, Kenworth, Iveco y Yutong las cuales se encuentran orientadas a distintos sectores económicos.

Subsidirias y negocio conjunto

Orvisa S.A.
Unimaq S.A.
Fiansa S.A.
Depósitos Efe S.A.
Domingo Rodas S.A.
Mega Caucho & Representaciones S.A.C.
Ferrenergy S.A.C. (negocio conjunto)
Cresko S.A.

En el 1T 2009 las ventas de Ferreyros y subsidiarias ascendieron a US$ 181.2 millones en comparación con US$ 219.0 millones del mismo período del año anterior, lo cual representa una reducción de 17.2%. De la venta total del período, US$ 150.2 millones corresponde a Ferreyros y US$ 31.0 millones a subsidiarias (2008: Ferreyros US$ 176 millones, subsidiarias US$ 42.5 millones).

La disminución en las ventas del 1T 2009 ha sido ocasionada por la crisis financiera internacional que viene afectando la economía del país a partir del tercer trimestre del 2008.

Ferreyros y Subsidiarias: Evolución de las ventas
(En US$. millones)


840
700
560
420
280
140
0
2006
2007
2008
1T 2008
1T 2009
443
619
783
219
181

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayor volumen de operaciones en la zona. En el 1T 2009, reportó ventas de US$ 6.0 millones en negocios orientados, principalmente, al sector hidrocarburos y al sector forestal. Una parte significativa de sus ventas ha sido efectuada en virtud de un contrato de mantenimiento integral con un cliente dedicado a la explotación de petrolero.

La utilidad neta de Orvisa en el 1T 2009 ascendió a S/. 0.9 millones.

Unimaq S.A. empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros. En el 1T 2009 alcanzó un nivel de ventas de US$ 15 millones.

La utilidad neta de Unimaq en el 1T 2009 ascendió a S/. 2.0 millones.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Fiansa S.A. es una subsidiaria dedicada a atender el sector metal mecánico. En el 1T 2009 generó ventas por US$ 3 millones. Las actividades principales de Fiansa incluyen la construcción de los puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa en el 1T 2009 ascendió a S/. 0.4 millones.

Depósitos Efe S.A. filial fundada en 1983. Su giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. La Compañía está adecuadamente equipada para brindar servicios de logística con calidad y eficiencia.

En el 1T 2009 realizó ventas por US$ 0.3 millones, y obtuvo una utilidad neta de S/. 0.2 millones.

Domingo Rodas es una empresa dedicada al cultivo, procesamiento y exportación de langostinos. En el 1T 2009 realizó ventas por US$ 0.8 millones.

El resultado de Domingo Rodas en el 1T 2009 es una pérdida neta de S/. 0.8 millones.

Mega Caucho & Representaciones SAC. en el 1T 2009, reportó ventas por US$ 5 millones. Desarrolla sus actividades de ventas y servicio, principalmente, en los sectores minería, construcción, transporte, agricultura e industria. El servicio de alto valor agregado que brinda la convierte en un aliado importante y estratégico de sus clientes y representados.

En el 1T 2009 la utilidad neta de Mega Cuacho alcanzó la cifra de S/. 0.7 millones.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada una. Energy International tiene su sede en los Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato de 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio 2007.

En el 1T 2009. ha facturado US$ 0.6 millones, y obtenido una utilidad neta de S/. 11 miles.

Cresko S.A. inició sus operaciones en octubre 2007. Su actividad principal es atender con productos especializados ciertos segmentos de los mercados de construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado en el 1T 2009 asciende a US$ 3 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia asiática.

El resultado de Cresko en el 1T 2009 ha sido una pérdida de S/. 0.1 millones.

RESULTADO DEL TRIMESTRE

En el primer trimestre del año, las ventas de Ferreyros y Subsidiarias ascendieron a S/. 579 millones, menores a las del 1T 2008 que fueron de S/. 625 millones. No obstante esta disminución en las ventas, la Compañía alcanzó muy buenos resultados en sus operaciones. La utilidad operativa del 1T 2009, que ascendió a S/. 77 millones, aumentó en S/. 38 millones respecto al mismo período del año anterior, lo cual representa un crecimiento de 95%, gracias a una mejora muy significativa en el margen bruto, que en el 1T 2009 fue de 26.1%, en comparación con 16.9% obtenido en el 1T 2008. Esta mejora en el margen bruto se debe, en parte, a que en el 1T 2009 las ventas de repuestos y servicios

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

y de alquiler de equipos tienen mayor participación en la venta total de la Compañía (el porcentaje de utilidad bruta obtenido en estas ventas es bastante mayor que el de las ventas de productos principales). Adicionalmente, la mayor utilidad bruta es el resultado de la recuperación parcial de la pérdida en cambio acumulada en el 2008, ya que las ventas se realizaron a tipos de cambio mayores a los utilizados para registrar el costo de adquisición de los inventarios vendidos en 1T 2009.

Cabe mencionar que las ventas del 1T 2009 mostraron un incremento de 17% respecto a las ventas del 4T 2008, las cuales ascendieron a S/. 495 millones.

La utilidad neta del 1T 2009 ascendió a S/. 30 millones en comparación con S/. 43 millones del mismo período del año anterior, lo cual equivale a una disminución del 29.8%. La menor utilidad del 1T 2009, luego de haber explicado los mejores resultados a nivel de utilidad operativa, se debe, principalmente, a lo siguiente:

- La diferencia de S/. 41.3 millones mostrada en la partida diferencia de cambio, ya que en el 1T 2009 reflejó una perdida de S/. 6.8 millones frente a una utilidad en cambio de S/. 34.5 millones del 1T 2008. Cabe señalar que la pérdida en cambio registrada en el 1T 2009 sería recuperada en el futuro, a través de una mayor utilidad bruta en soles, cuando se vendan los inventarios que están registrados a un tipo de cambio promedio menor que el tipo de cambio vigente al 31-03-09. Tal como hemos explicado en anteriores reportes, el impacto de la diferencia de cambio del balance no es totalmente económico sino en gran parte contable y temporal, debido a que las diferentes partidas del balance no son ajustadas de la misma manera por efecto de las variaciones en el tipo de cambio. Si bien la compañía dispone de inventarios y flota de alquiler que se transan en dólares en el mercado, debe reflejar dichos activos en su equivalente en soles al tipo de cambio de la fecha de adquisición, de acuerdo a lo que establecen las NIC, mientras que los pasivos que los financian, también contraídos en dólares, son ajustados mes a mes de acuerdo a las variaciones del tipo de cambio.

- Mayor gasto financiero neto por S/. 14.8 millones, debido a un aumento en el nivel de financiación de activos, principalmente, inventario, equipo de alquiler y cuentas por cobrar a clientes. El importante crecimiento de estos activos se explica por lo siguiente:

  Durante el año 2008, la creciente demanda de bienes de capital en nuestro mercado y las dificultades de las fábricas para poder atenderla trajo consigo un inevitable incremento de los pedidos a estas últimas. De esta manera, la empresa buscó brindar una atención oportuna a sus clientes cuando los plazos de entrega de las fábricas se alargaban en términos inaceptables para ellos.

  A continuación se muestra un cuadro en el que se puede apreciar que las importaciones de Ferreyros en el primer trimestre del 2009 son 9% menores que las del mismo período del año anterior.

En miles de US $

	2008	2009	Var
Maquinaria, equipos y vehículos	92,188	82,025	-11%
Repuestos y componentes	36,147	34,994	-3%
TOTAL	128,335	117,019	-9%

Además de la disminución de compras para el inventario, se decidió iniciar una política de reducción de adquisiciones de activos fijos y limitar las inversiones, postergando su realización en orden a los resultados que muestre la empresa durante el año, privilegiando aquellas que fueran estratégicas para el negocio y para seguir brindando servicio a los clientes. Entre las

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

inversiones que se efectuaron durante el primer trimestre se encuentra la construcción de un nuevo local de exhibición y venta de camiones en Ate, la mejora de talleres en el local de Av. Industrial y la culminación de la ampliación del local de la sucursal de Trujillo, que se inició en el 2008.

Estas medidas sin embargo, aún no se han visto reflejadas en una reducción del ratio de endeudamiento, pues su impacto tardará unos meses. Por ello el ratio de endeudamiento llegó a marzo del 2009 a 3.09, debido, principalmente, a que parte de la venta facturada en el mes de marzo pasó a formar parte de la cartera de cuentas por cobrar de la Compañía, lo cual obedece a que las facturas tienen una fecha de vencimiento de 30 días, que es un crédito comercial acostumbrado en este tipo de negocios. En consecuencia, la cartera de cuentas por cobrar se vio incrementada por efecto de la facturación del primer trimestre. Durante el mes de abril se cobró parte importante de la facturación del mes de marzo, tanto por desembolsos de empresas financiadoras, leasings y bancos a través de factorings como de capital de los propios clientes. Estos fondos han utilizados para pagar préstamos a corto plazo. Con esta reducción de pasivos se proyecta mejorar de manera importante los ratios corriente y de endeudamiento de la Compañía.

Por lo tanto, en los próximos meses debe lograrse una reducción de los pasivos y, consecuentemente, de los gastos financieros gracias a la disminución de los inventarios y de las cuentas por cobrar a clientes.

GESTION COMERCIAL

Como ya hemos mencionado, las ventas del 1T 2009 ascendieron a S/. 579 millones, en comparación con S/. 625 millones del mismo período del año anterior, lo cual significa una disminución de 7.4%. (ver explicación de esta disminución en la sección "Ventas Netas").

Entre las principales líneas de venta que destacaron en este período tenemos las de repuestos y servicios, cuyas ventas en el 1T 2009 ascendieron a S/. 210.7 frente a S/. 170.6 del mismo del año anterior, lo cual representa un incremento de 23.5%.

Otras líneas de venta que también destacaron en el período fueron alquiler de equipos y equipos agrícola, con un crecimiento de sus ventas de 91.5% y 100.5%, respectivamente, en relación con las de similar período del año anterior.

En cuanto a la participación de las diferentes divisiones en la venta, hay que mencionar que los productos de la línea Caterpillar representaron en el año 2008 el 73% del total de las ventas de Ferreyros, y han alcanzado el 75% de las mismas durante el 1T 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos Caterpillar han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales


Equipo Ligero 6%
Caterpillar 75%
Otros 7%
Automotriz 8%
Agrícola 4%

Respecto a la distribución de las ventas por sectores económicos, se debe destacar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 52% y 15%, respectivamente, en el total de ventas del 1T 2009.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros y Subsidiarias: Participación sectorial en las ventas - 1T 2009
(En porcentajes)


Agricultura
4%
Transporte
4%
Pesca
3%
Industria
3%
Comercio
2%
Hidrocarbur
2%
Gobierno
7%
Construccio
n
15%
Serv
Equipos
3%
Otros
3%
Minería
52%

HECHOS DESTACADOS

En febrero del 2009, Ferreyros realizó una exitosa colocación de bonos corporativos por US$ 12 millones, continuando con la línea de destacados resultados obtenidos en el 2008 y reafirmando su activa participación en el mercado de capitales. Los bonos fueron colocados a un plazo de tres años bullet, con vencimiento a febrero del 2012, a una tasa de interés nominal de 7.31% anual, en el marco del Primer Programa de Instrumentos Representativos de Deuda Ferreyros.

Ferreyros recibió un reconocimiento de su representada Caterpillar por su liderazgo en el negocio de minería subterránea en el 2008, entre todos sus distribuidores a nivel global. El Perú fue en dicho año el principal destino de los equipos de minería subterránea fabricados por Caterpillar en todo el mundo. Cabe destacar que es la primera oportunidad en la que un distribuidor latinoamericano obtiene la referida distinción de Caterpillar.

Tras 11 meses de trabajo, en marzo culminó la implementación en Ferreyros del sistema de gestión de recursos empresariales de la empresa SAP, como parte de la mejora continua de los procesos del negocio. El 1 de abril se realizó la puesta en producción del sistema, que tiene entre sus beneficios la integración de la información financiera de la Compañía y la estandarización tanto de las operaciones como de los procesos de compras no comerciales, así como la automatización del proceso de órdenes de compra.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la empresa, correspondientes al primer trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 1T 2009 ascendieron a S/. 579.0 millones, en comparación con S/. 625.5 millones del mismo período del año anterior, lo que equivale a una disminución de 7.4%, que se explica por lo siguiente:

Las ventas de máquinas, motores, equipos y vehículos (productos principales), tanto nuevos como usados, tuvieron una disminución de 24.8% con respecto a las del 1T 2008 (S/. 295.3 millones en el 1T 2009; S/. 392.8 millones en el 1T 2008), debido a lo siguiente: :

- Disminución de 28.5% en la venta de equipos Caterpillar (S/. 228.3 millones en el 1T 2009; S/. 319.2 millones en el 1T 2008), como consecuencia de la crisis financiera internacional, la cual ha afectado a todos los sectores económicos del país, especialmente a los de minería y construcción, principales mercados de las máquinas Caterpillar que distribuye Ferreyros.

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

La Compañía espera mejorar sus ventas al sector construcción los próximos meses, gracias el programa de estímulo económico que el Gobierno a puesto en marcha, y cuyos efectos positivos en la economía del país deberían apreciarse a partir del segundo semestre del año en curso.

- Incremento en la venta de equipos agrícolas de 100.5% (S/. 20.2 millones en el 1T 2009; S/. 10.1 millones en el 1T 2008), explicado por una venta importante al sector gobierno y a mayores ventas a clientes dedicados al cultivo de productos para la exportación.

- Disminución de 17.2% en las ventas de la línea automotriz (S/. 39.6 millones en el 1T 2009; S/. 47.8 millones en el 1T 2008), debido a la contracción del mercado automotriz, como consecuencia de la disminución de la demanda de este sector, y del endurecimiento del crédito bancario, como consecuencia de la crisis financiera internacional.

- Disminución de 54.4% en las ventas de unidades usadas (S/. 7.2 millones en el 1T 2009; S/. 15.8 millones en el 1T 2008), debido, a un cambio en las necesidades de algunos clientes, los cuales han preferido adquirir equipos nuevos o alquilados en lugar de comprar equipos usados.

Las ventas de repuestos y servicios mostraron en el 1T 2009 un incremento de 23.5% en comparación con las del mismo período del año anterior (S/. 210.7 millones en el 1T 2009; S/.170.6 millones en el 1T 2008). La mayor parte de este crecimiento está explicado por un incremento en las ventas a empresas de la gran minería, cuya demanda de repuestos y servicios viene aumentado de año a año, sostenidamente.

Ventas - Repuestos y Servicios
(en S/. millones)


636
636
763
171
211
2006
2007
2008
Ene-Mar 2008
Ene-Mar 2009

Por otra parte, los ingresos por alquiler de equipo pesado en el 1T 2009 fueron superiores en 91.5% a las del mismo período del año anterior (S/. 21.9 millones el 1T 2009; S/. 11.5 millones en el 1T 2008) debido, principalmente, a un aumento en la demanda de equipos de alquiler por parte de clientes del sector construcción, la mayoría de los cuales ha postergado la adquisición de equipos nuevos hasta que mejore la situación económica del país, lo cual podría ocurrir a partir del segundo semestre del presente año.

UTILIDAD EN VENTAS

La utilidad en ventas del 1T 2009 ascendió a S/. 151.0 millones, en comparación con S/. 105.8 millones del mismo período del año anterior, es decir, un incremento de 42.7%, frente al 7.4% de disminución en las ventas. En términos porcentuales, el margen bruto del 1T 2009 es mayor al del mismo período del año anterior (26.1% en el 1T 2009; 16.9% en el 1T 2008). El incremento en el margen bruto porcentual se debe a: i) una recuperación en el tipo de cambio, lo cual generó una mejora importante en los precios de venta en soles, y ii) una mayor participación de las ventas de repuestos y servicios y de alquiler de equipos en la venta total de la Compañía (el porcentaje de utilidad bruta obtenido en estas ventas es bastante mayor que el de las ventas de productos principales).

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

GASTOS DE VENTA Y ADMINISTRACION
Los gastos de venta y administración ascendieron a S/. 77.2 millones en el 1T 2009, en comparación con S/. 66.8 millones del mismo período del año anterior, esto es, un incremento de 15.5%, lo cual se explica, principalmente, por lo siguiente:

- Contratación de personal técnico para atender la demanda de servicios de mantenimiento y reparación del importante parque de máquinas y equipos vendidos por la Compañía en años anteriores.

- Aumento de los gastos de almacenaje debido a al crecimiento del inventario de productos principales.

- Aumento en los gastos de garantía de equipos vendidos, como consecuencia de las importantes ventas de productos principales efectuadas en por la Compañía en años anteriores.

En el 1T 2009 los gastos de venta y administración representaron el 13.3% de las ventas netas frente a 10.7% del mismo período del año anterior.

OTROS INGRESOS (EGRESOS)
En el primer trimestre del 2009 se registró en este rubro un ingreso neto de S/. 3.2 millones en comparación con un ingreso neto de S/. 0.5 millones del mismo período del año anterior. En el primer trimestre del 2009, se incluyó en este rubro, principalmente, los siguientes conceptos: i) un ingreso de S/. 0.2 millones por alquiler de locales; ii) un ingreso de S/. 0.1 millones por comisión de colocación de créditos; iii) un ingreso por S/. 2.3 millones por ventas de activos fijos operacionales; iv) egreso por provisión de fluctuación de valores por S/. 0.6 millones y v) otros ingresos netos por S/. 1.2 millones. En el primer trimestre de 2008, se registró en este rubro, básicamente, los siguientes conceptos: i) un ingreso de S/. 0.1 millones por alquiler de locales; ii) un ingreso de S/. 0.1 millones por comisión de colocación de créditos; iii) un ingreso de S/. 0.3 millones por ventas de activos fijos operacionales.

INGRESOS FINANCIEROS
Los ingresos financieros del primer trimestre de 2009 ascendieron a S/. 7.3 millones en comparación con S/. 8.7 millones del mismo período del año anterior, lo que representa una disminución de 16.5%, que se explica, principalmente, por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos: a partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros esta siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS
Los gastos financieros ascendieron a S/. 27.5 millones en el primer trimestre de 2009 en comparación con S/.14.1 millones del mismo período del año anterior, debido, principalmente, a un aumento de S/. 652.2 millones en el pasivo promedio sujeto a pago de interés (S/. 1,371.7 millones en el 1T 2009; S/. 719.5 millones en el 1T 2008). Dicho incremento se debe, básicamente, al aumento de las obligaciones para financiar los incrementos de cuentas por cobrar a corto plazo, inventarios y flota de alquiler (ver comentarios al respecto en la página 2, sección "Resultado del Trimestre).

Adicionalmente, parte del incremento de los gastos financieros se debe a un ligero aumento en la tasa de interés de nuevas obligaciones en dólares. Cabe señalar que el impacto del incremento de las tasas de interés no ha afectado sustancialmente a la empresa que gran parte de sus pasivos está

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

contratado a tasas fijas y por plazos de 3 años o más.

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

Los ingresos por este concepto ascendieron a una utilidad de S/. 0.3 millones en el 1T 2009, en comparación con una pérdida de S/. 0.7 millones registrados en el mismo período del año anterior, explicado, principalmente, por una menor utilidad reportada por una empresa asociada del sector seguros.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 1T 2009 las operaciones en moneda extranjera arrojaron una pérdida en cambio de S/. 6.8 millones en comparación con una utilidad en cambio de S/. 34.5 millones en el 1T 2008. La pérdida del 1T 2009 se explica por una devaluación del sol frente al dólar americano de 0.6% al pasar el tipo de cambio de S/. 3.142 a S/. 3.161 en los tres primeros meses del periodo. La utilidad en cambio del 1T 2008 se debe a una apreciación del sol en relación al dólar americano de 8.4%. En el caso de Ferreyros, el importe de caja y de las cuentas por cobrar en moneda extranjera es menor que el de las cuentas por pagar en la misma moneda. (ver comentarios al respecto en la sección "Resultado del Trimestre")

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del primer trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del primer trimestre de 2009 ascendió a S/. 30.0 millones en comparación con una utilidad neta S/. 42.8 millones del mismo período del año anterior. La menor utilidad del 1T del 2009, por S/. 12.8 millones, se debe, principalmente, a un aumento en la pérdida en cambio, gastos de venta y administración y gastos financieros, así como por la disminución de los ingresos financieros, lo cual ha sido compensado, parcialmente, por un incremento en la utilidad en ventas.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 31 de marzo de 2009 ascendió a S/. 103.0 millones frente a S/. 63.0 millones del mismo período del año anterior, lo cual representa un incremento de 63.5%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 31 de marzo de 2009, el total de activos ascendió a S/. 2,241.0 millones en comparación con S/. 1,657.9 millones al 31 de marzo de 2008, lo que representa un incremento neto de S/. 583.1 millones (35.2%). Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 61.7 millones, el cual se explica por el crecimiento de ventas, principalmente de repuestos, servicios y alquileres, que tienen como política de pago 45 días en promedio. Adicionalmente, las ventas al contado de productos principales que en su mayoría son financiadas por entidades financieras, siempre requieren un financiamiento temporal mientras se procesa el trámite del crédito de la entidad y su desembolso, el cual se ha extendido en algunos casos generando un aumento temporal en los saldos por cobrar de la empresa.

b) Aumento neto de Existencias por S/. 431.3 millones debido a compras efectuadas en el año 2008 para atender el crecimiento de las ventas y, adicionalmente, a los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), como consecuencia del aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Así, la Compañía adelantó compras para poder

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

inventarios que serían requeridos a lo largo del año, para satisfacer a sus clientes con entregas inmediatas.

c) Aumento neto del Activo Fijo por S/. 62.9 millones, que se explica, mayormente, por lo siguiente:

   i) Un aumento de S/. 87.7 millones por compras de equipos para la flota de alquiler
   ii) Un aumento de S/. 61.4 millones por compras de otros activos fijos (inversiones en locales, herramientas, equipos de taller, entre otros).
   iii) Una reducción de S/. 69.2 millones por aumento en la depreciación acumulada.
   iv) Una disminución de S/. 17.7 millones por ventas de activo fijo.
   v) Otros incrementos de S/ 0.7 millones.

PASIVOS

Al 31 de marzo de 2009, el total de pasivos ascendió a S/. 1,688.4 millones en comparación con S/. 1,144.8 millones al 31 de marzo de 2008, lo que equivale a un incremento de S/. 543.6 millones. Este aumento está explicado, principalmente, por un crecimiento del inventario, equipo de alquiler y cuentas por cobrar a clientes (ver comentarios al respecto en la página 2, sección "Resultado del Trimestre).

La conformación de las obligaciones de la empresa al 31 de marzo del 2009 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de marzo de 2009 es de 1.43, superior al ratio corriente de 1.36 al 31 de marzo de 2008.

El ratio de endeudamiento financiero al 31 de marzo de 2009 es 2.49 en comparación con 1.38 al 31 de marzo de 2008. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31 de marzo de 2009 es 3.09 en comparación con 2.29 al 31 de marzo del 2008.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 1**

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	Acumulado al 31-3-2009	%	Acumulado al 31-3-2008	%	Variación %
Ventas Netas	579,028	100.0	625,457	100.0	-7.4
Costo de Ventas	(428,045)	-73.9	(519,659)	-83.1	-17.6
Utilidad en ventas	**150,983**	**26.1**	**105,798**	**16.9**	**42.7**
Gastos de Ventas y Administación	(77,197)	-13.3	(66,847)	-10.7	15.5
Otros Ingresos (Egresos), neto	3,235	0.6	527	0.1	514.1
Utilidad en operaciones	**77,021**	**13.3**	**39,478**	**6.3**	**95.1**
Ingresos Financieros	7,267	1.3	8,700	1.4	-16.5
Utilidad (pérdida) en cambio	(6,801)	-1.2	34,535	5.5	-119.7
Gastos Financieros	(27,475)	-4.7	(14,062)	-2.2	95.4
Participación en los resultados de asociada bajo el método de participación patrimonial	300	0.1	(670)	-0.1	-144.8
Utilidad antes de Participaciones e Impuesto a la Renta	**50,313**	8.7	**67,980**	10.9	-26.0
Participaciones	(4,679)	-0.8	(5,607)	-0.9	-16.5
Utilidad antes de Impuesto a la Renta	**45,633**	7.9	**62,373**	10.0	-26.8
Impuesto a la Renta	(15,600)	-2.7	(19,566)	-3.1	-20.3
Utilidad Neta	**30,033**	5.2	**42,807**	6.8	-29.8

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General

(En miles de nuevos soles)

	31-Mar-09	31-Mar-08	Variación %
Caja y bancos	64,229	69,414	-7.5
Cuentas por cobrar comerciales	487,870	429,564	13.6
Inventarios	1,001,044	569,792	75.7
Otras cuentas por cobrar	42,466	20,264	109.6
Gastos pagados por adelantado	8,887	16,468	-46.0
Activo Corriente	**1,604,496**	**1,105,501**	**45.1**
Cuentas por cobrar comerciales a largo plazo	48,142	44,747	7.6
Equipo de alquiler	317,166	255,919	23.9
Otros activos fijos	479,206	418,358	14.5
	796,372	674,276	18.1
Depreciación acumulada	(286,505)	(227,322)	26.0
Inmueble, maquinaria y equipo, neto	509,867	446,954	14.1
Inversiones	38,531	39,765	-3.1
Otros activos no corrientes	39,989	20,909	91.3
Activo no Corriente	**636,529**	**552,374**	**15.2**
Total Activo	**2,241,025**	**1,657,876**	**35.2**
Deuda de corto plazo	116,153	108,727	6.8
Otros pasivos corrientes	1,008,572	704,252	43.2
Pasivo corriente	**1,124,725**	**812,979**	**38.3**
Deuda de largo plazo	563,986	331,792	70.0
Total Pasivo	**1,688,710**	**1,144,771**	**47.5**
Ganancias diferidas	**6,473**	**13,662**	**-52.6**
Patrimonio	**545,842**	**499,444**	**9.3**
Total Pasivo y Patrimonio	**2,241,025**	**1,657,876**	**35.2**
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	18,432	15,493	
UAIDA	**103,020**	**63,001**	**63.5**
Ratios Financieros			
Ratio corriente	1.43	1.36	
Ratio de endeudamiento financiero	2.50	1.38	
Ratio de endeudamiento total	3.09	2.29	
Valor contable por acción	1.29	1.18	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por area de operaciones
(En miles de nuevos soles)

	Acumulado al 31-3-2009	%	Acumulado al 31-3-2008	%	Variación %
Caterpillar					
Gran minería	98,789	17.1	79,656	12.7	24.0
Otros	129,526	22.4	239,533	38.3	-45.9
	228,315	39.4	319,189	51.0	-28.5
Equipos Agrícolas	20,189	3.5	10,067	1.6	100.5
Automotriz	39,597	6.8	47,795	7.6	-17.2
Unidades usadas	7,189	1.2	15,759	2.5	-54.4
	295,290	**51.0**	**392,810**	**62.8**	**-24.8**
Repuestos y servicios	210,702	36.4	170,636	27.3	23.5
Alquileres	21,941	3.8	11,460	1.8	91.5
Otras ventas de subsidiarias	51,095	8.8	50,551	8.1	1.1
Total	**579,028**	**100.0**	**625,457**	**100.0**	**-7.4**

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-03-2009
Minería	52.2%
Construcción	15.4%
Comercio y Servicios	2.3%
Pesca	3.4%
Agricultura	3.8%
Hidrocarburos	3.4%
Transporte	3.8%
Gobierno	6.8%
Industria	3.1%
Servicios para equipos	3.2%
Otros	2.5%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 31 de marzo del 2009
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos locales	195,544	146,085	15,910	33,548
Inst. Financ. del exterior	70,110	62,999		7,111
Proveedores:				
Facturas por pagar a Caterpillar	8,259	8,259		
Letras por pagar a Caterpillar	26,573	26,573		
Otros	25,121	25,121		
Bonos corporativos	89,375	-	2,500	86,875
Caterpillar Financial Services	69,221	-	18,335	50,885
Otros pasivos	49,917	49,917		
Total	534,119	318,954	36,745	178,420

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de marzo del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2008.

Moneda funcional y de presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QU...
Contador General Mat 1991...

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende :

	31-03-09		31-12-08	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	541,477	53,070	482,735	62,266
Intereses diferidos	(12,521)	(4,928)	(12,983)	(6,923)
Provisión para cuentas de cobranza dudosa	(41,086)	-	(42,292)	-
	487,870	**48,142**	**427,460**	**55,343**

3) EXISTENCIAS

Este rubro comprende:

	31-03-09	31-12-08
	S/.000	S/.000
Máquinas, motores y automotores	620,548	475,028
Repuestos	148,272	144,417
Mercaderías	28,571	64,023
Servicios de taller en proceso	35,696	39,393
Productos en proceso	9,856	10,693
Materias primas y material de empaque	6,191	6,121
Existencias por recibir	157,222	269,453
	1,006,356	**1,009,128**
Provisión para desvalorización de existencias	(5,312)	(6,541)
	1,001,044	**1,002,587**

El movimiento del período de la provisión para la desvalorización de existencias fue el siguiente:

	31-03-09	31-03-08
	S/.000	S/.000
Saldo inicial	5,009	11,775
Adiciones del año	769	3,082
Aplicaciones por ventas	(466)	(5,688)
Saldo final	**5,312**	**9,169**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991[illegible]

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	76,393	-	(9,508)	-	-	**66,885**
Edificios y otras construcciones	127,908	3,250	-	1,218	-	**132,375**
Instalaciones	11,630	230	-	-	111	**11,971**
Maquinaria y equipo	181,916	6,259	(1,741)	(357)	1	**186,078**
Maquinaria y equipo- Flota de alquiler	313,220	7,978	-	(4,032)	-	**317,166**
Unidades de transporte	11,316	367	-	-	76	**11,759**
Muebles y enseres	53,392	1,274	(32)	(10)	165	**54,789**
Trabajos en curso	10,527	7,292	(701)	(1,218)	-	**15,901**
	786,302	**26,650**	**(11,982)**	**(4,399)**	**353**	**796,924**
Depreciación Acumulada -						
Edificios y otras construcciones	44,573	904	-	-	-	**45,477**
Instalaciones	7,745	170	(5)	-	8	**7,918**
Maquinaria y equipo	117,032	3,840	(1,561)	(27)	-	**119,283**
Maquinaria y equipo- Flota de alquiler	58,858	12,184	-	(3,738)	-	**67,305**
Unidades de transporte	7,940	300	-	-	33	**8,272**
Muebles y enseres	35,812	991	(10)	(6)	67	**36,854**
	271,959	**18,389**	**(1,576)**	**(3,771)**	**108**	**285,109**
Provisión para desvalorización	(1,779)	-	-	(169)	-	**(1,948)**
Costo neto	**512,564**					**509,867**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago: TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	4,375	13,829	2,500	7,903	1,875	5,927
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	47,415			15,000	47,415
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	47,415			15,000	47,415
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	31,610			10,000	31,610
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	47,415			15,000	47,415
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	23,708			7,500	23,708
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	33,191			10,500	33,191
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	37,932			12,000	37,932
TOTALES			89,375	282,515	2,500	7,903	86,875	274,612

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el período ascendió a S/. 4.5 millones.

La redención de bonos corporativos en el período es como sigue:

Tipo	Fecha redención	Importe	Importe
		US $.000	S/. 000
Tercera emisión, Serie A, del primer programa	Enero del 2009	625	1,976
Cuarta emisión, Serie B, del primer programa	Febrero del 2009	10,000	31,610
TOTALES		10,625	33,586

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

6) **INFORMACIÓN POR SEGMENTOS**

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

	2009					2008				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	483,901	47,524	21,341	27,872	580,638	539,781	54,526	16,277	14,846	625,430
Utilidad de operación	63,785	5,349	5,953	1,934	77,020	29,574	4,032	3,971	1,902	39,478
Principales activos:										
Cuentas por Cobrar	431,396	67,267	9,434	27,915	536,012	410,668	17,790	14,125	40,220	482,803
Existencias	839,392	114,759	14,137	32,756	1,001,044	920,010	42,011	13,360	27,206	1,002,587
Activos fijos	253,392	6,704	244,789	4,982	509,867	263,726	6,885	236,691	5,262	512,564

7) **PATRIMONIO**

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de resultados acumulados a reserva legal por S/. 8.0 millones.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital estará representado por 424´816,167 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 98,389 han sido recompradas por la compañía. En este sentido, el capital está presentado neto del valor de las acciones recompradas.

8) **CONTINGENCIAS Y COMPROMISOS**

Al 31 de marzo del 2009, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.7.4 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

de S/.24.1 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 36.2 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 1.2 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 12.5 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.7 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de marzo del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.1 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de marzo del 2009, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 26.3 millones y US $ 14.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.3 millones, que garantizan transacciones diversas.

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1891[illegible]

9) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:	
		31-03-09	**31-03-08**
Utilidad neta	S/.	30,033,451	42,807,404
Promedio ponderado de las acciones comunes en circulación		424,717,778	424,717,778
Utilidad básica por acción	S/.	0.0707	0.1008

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

El promedio ponderado de acciones en circulación no incluye acciones recompradas por la compañía.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de marzo que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-03-09 S/.000	31-03-08 S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	16,064	46,348
Transferencias de inmuebles, maquinarias y equipo a existencias	8,133	15,315

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros
CPC. BERNARDO CHAU
Contador General

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Marzo del año 2009 y 31 de Diciembre del año 2008
(En miles de nuevos soles)

	Notas	Al 31 de Marzo 2009	Al 31 de Diciembre 2008
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		64,229	81,866
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	2	487,870	427,460
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		42,466	43,735
Existencias (neto)	3	1,001,044	1,002,587
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		8,887	6,416
Otros Activos		0	0
Total Activo Corriente		**1,604,496**	**1,562,064**
Activo No Corriente			
Inversiones Financieras		**38,531**	**38,098**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		34,536	35,249
Otras Inversiones Financieras		3,995	2,849
Cuentas por Cobrar Comerciales	2	48,142	55,343
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	0
Inmuebles, Maquinaria y Equipo (neto)	4	509,867	512,564
Activos Intangibles (neto)		0	0
Activo por Impuesto a la Renta y Participaciones Diferidos		29,096	25,977
Crédito Mercantil		0	0
Otros Activos		10,893	10,438
Total Activo No Corriente		**636,529**	**642,420**
TOTAL ACTIVO		**2,241,025**	**2,204,484**

	Notas	Al 31 de Marzo 2009	Al 31 de Diciembre 2008
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		582	986
Obligaciones Financieras		777,068	770,451
Cuentas por Pagar Comerciales		189,510	245,051
Otras Cuentas por Pagar a Partes Relacionadas			0
Impuesto a la Renta y Participaciones Corrientes			0
Otras Cuentas por Pagar		157,564	114,346
Provisiones			0
Pasivos mantenidos para la Venta			0
Total Pasivo Corriente		**1,124,724**	**1,130,834**
Pasivo No Corriente			
Obligaciones Financieras		563,986	524,685
Cuentas por Pagar Comerciales			0
Cuentas por Pagar a Partes Relacionadas			0
Pasivo por Impuesto a la Renta y Participaciones Diferidos			0
Otras Cuentas por Pagar			0
Provisiones			0
Ingresos Diferidos (netos)		6,473	11,812
Total Pasivo No Corriente		**570,459**	**536,497**
Total Pasivo		**1,695,183**	**1,667,331**
Patrimonio Neto			
Capital	7	467,190	415,449
Acciones de Inversión			0
Capital Adicional	7	(113)	(113)
Resultados no Realizados	7	9,286	9,970
Reservas Legales	7	39,446	30,895
Otras Reservas			0
Resultados Acumulados	7	30,033	80,952
Diferencias de Conversión			0
Total Patrimonio Neto atribuible a la Matriz		**545,842**	**537,153**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**545,842**	**537,153**
TOTAL PASIVO Y PATRIMONIO NETO		**2,241,025**	**2,204,484**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Marzo del año 2009 y 2008
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	**496,927**	0	**496,927**
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extraniero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	42,807	0	42,807	0	42,807
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	42,807	0	42,807	0	42,807
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	(40,290)	0	(40,290)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,752)	11,945	0	(6,193)	0	0	0	0
Saldos al 31 de Marzo de 2008	**415,557**	**0**	**0**	**10,185**	**30,895**	**0**	**42,807**	**0**	**499,444**	**0**	**499,444**
Saldos al 1ero. de enero de 2009	415,449	0	(113)	9,970	30,895	0	80,952	0	**537,153**	0	**537,153**
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	0	0	0
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	0	0	0
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extraniero	0	0	0	0	0	0	0	0	0	0	0
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	0	0	0
5. **Ingresos (gastos) reconocidos directamente en Patrimonio**	0	0	0	0	0	0	0	0	0	0	0
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	0	0	0
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	0	0	0
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	30,033	0	30,033	0	30,033
Total de ingresos y gastos reconocidos	0	0	0	0	0	0	30,033	0	30,033	0	30,033
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	0	0	0
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0	0
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,773)	0	(20,773)	0	(20,773)
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	0	0	0
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	0	0	0
14. Acciones en Tesoreria	0	0	0	0	0	0	0	0	0	0	0
15. Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	0	0	0
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0	0
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	0	0	0
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	0	0	0
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(571)	8,551	0	(8,551)	0	(571)	0	(571)
Saldos al 31 de Marzo de 2009	**467,190**	**0**	**(113)**	**9,286**	**39,446**	**0**	**30,033**	**0**	**545,842**	**0**	**545,842**

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 1991

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Marzo del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2009	Por el Trimestre especifico del 1 de Enero al 31 de Marzo de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2009	Por el Periodo acumulado del 1 de Enero al 31 de Marzo de 2008
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		580,638	625,430	580,638	625,430
Otros Ingresos Operacionales		124	119	124	119
Total de Ingresos Brutos		**580,762**	**625,549**	**580,762**	**625,549**
Costo de Ventas (Operacionales)		(429,780)	(519,751)	(429,780)	(519,751)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(429,780)**	**(519,751)**	**(429,780)**	**(519,751)**
Utilidad Bruta		**150,982**	**105,798**	**150,982**	**105,798**
Gastos de Ventas		(48,955)	(38,637)	(48,955)	(38,637)
Gastos de Administración		(28,242)	(28,210)	(28,242)	(28,210)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		3,235	527	3,235	527
Otros Gastos		0	0	0	0
Utilidad Operativa		**77,020**	**39,478**	**77,020**	**39,478**
Ingresos Financieros		7,267	43,234	7,267	43,234
Gastos Financieros		(34,275)	(14,062)	(34,275)	(14,062)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		300	(670)	300	(670)
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**50,312**	**67,980**	**50,312**	**67,980**
Participación de los trabajadores		(4,679)	(5,607)	(4,679)	(5,607)
Impuesto a la Renta		(15,600)	(19,566)	(15,600)	(19,566)
Utilidad (Pérdida) Neta de Actividades Contínuas		**30,033**	**42,807**	**30,033**	**42,807**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**30,033**	**42,807**	**30,033**	**42,807**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		30,033	42,807	30,033	42,807
Intereses Minoritarios		0	0	0	0
		30,033	**42,807**	**30,033**	**42,807**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	9	0.071	0.101	0.071	0.101
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Marzo del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2009 al 31 de Marzo de 2009	Del 1 de Enero de 2008 al 31 de Marzo de 2008
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		646,116	544,923
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		4,504	2,390
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		14,409	7,661
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(567,642)	(468,537)
Remuneraciones y Beneficios Sociales		(74,881)	(58,056)
Tributos		(24,344)	(26,773)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(18,891)	(2,230)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**(20,729)**	**(622)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		12,603	431
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	86
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		(2,872)	(30)
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(11,380)	(15,862)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(7,292)	(1,412)
Compra y desarrollo de Activos Intangibles		(665)	(167)
Otros Pagos de Efectivo Relativos a la Actividad		(412)	772
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(10,018)**	**(16,182)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		233	(172)
Emisión y aceptación de Obligaciones Financieras		184,152	264,965
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:		0	0
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(141,967)	(207,825)
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(18,968)	(14,270)
Dividendos Pagados a accionistas de la Matriz		0	0
Dividendos Pagados a Intereses Minoritarios		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(10,340)	(2,376)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**13,110**	**40,322**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**(17,637)**	**23,518**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAU...
Contador General Mat 199..

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	81,866	45,896
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**64,229**	**69,414**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	30,033	42,807
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	1,206	1,061
Desvalorización de Existencias	1,229	3,082
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	18,389	15,364
Amortización de Activos Intangibles	43	29
Amortización de Otros Activos	0	0
Provisiones	19,393	17,559
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	27,475	14,062
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	553	(3,366)
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(2,385)	(708)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(300)	670
Impuesto a la Renta y Participación de los Trabajadores	(1,048)	995
Otros	(6,375)	(1,392)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	(54,644)	(124,874)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	9,774	(7,437)
(Aumento) Disminución en Existencias	(2,959)	10,817
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(2,339)	(7,989)
(Aumento) Disminución de Otros Activos	(623)	0
Aumento (Disminución) de Cuentas por Pagar Comerciales	(55,541)	47,091
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	(7,393)	(8,351)
Aumento (Disminución) de Otras Cuentas por Pagar	4,783	(42)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**(20,729)**	**(622)**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA
Contador General - Mat